UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

 CENTRAL PUERTO S.A.

Documents Translation

TABLE OF CONTENTS

Item

1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 9, 2022.

2.

English translation of an excerpt of the minutes of the meeting of the Board of Directors of Central Puerto S.A. that called an Annual and Special General Meeting, dated March 9, 2022, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 9, 2022.

3.

English translation of a notice sent to the Buenos Aires Stock Exchange (Bolsa y Mercados Argentinos S.A., or the BYMA) regarding the information set forth in Section 62 of the Buenos Aires Stock Exchange Regulations dated March 9, 2022.

4.

English translation of an excerpt of the minutes of the meeting of the Board of Directors of Central Puerto S.A. that approved the Consolidated Financial Statements for the year ended December 31, 2021 dated March 9, 2022, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 9, 2022.

5.

English translation of an excerpt of the minutes of a meeting of the Supervisory Committee of Central Puerto S.A. dated March 9, 2022, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 9, 2022.

6.	English translation of Central Puerto´s Corporate Governance Code submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 9, 2022.

7.

English translation of General Resolution No. 797 of the Argentine Securities Commission submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 9, 2022.

2

BUENOS AIRES, March 9, 2022

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Notice: CPSA-GG-N-0078/22-AL Subject: Material news

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform that the Company’s Board of Directors decided to call the Annual General Meeting to be held remotely on April 29, 2022 at 11 a.m..

With no further business at present, I remain sincerely yours.

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

3

Relevant part of the Minutes of Central Puerto S.A. Board of Directors’ Meeting held on March 9, 2022

Minutes No. 365: in the City of Buenos Aires, on March  9, 2022, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets, with the presence of Directors Osvaldo RECA, Marcelo Atilio SUVA, Miguel DODERO, José Luis MOREA, Juan José SALAS, Diego PETRACCHI, Tomas PERES, Tomas WHITE, Soledad RECA, Jorge Eduardo VILLEGAS and Guillermo PONS. Also present are Messrs. Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON, members of the Company’s Statutory Audit Committee. The Chairman informs that this meeting is held via videoconference, taking into consideration the provisions of section 23 of CPSA’s Bylaws, which establishes that the Board of Directors can hold meetings with its members communicated via videconference. Quorum being present to validly hold the meeting, it commences at 11.00 am. Then, the (…) thirteenth point on the Agenda is open for discussion: 13) CALL OF ANNUAL GENERAL MEETING. Mr. Chairman keeps the floor and proposes a motion to call the Annual General Meeting of Central Puerto S.A. on April 29, 2022 at 11.00 a.m., which shall be held remotely to consider the issues expected for Annual General Meetings in accordance with Section 234 of the Argentine Business Entities Act. (…) The motion was unanimously approved after being put under the Board of Directors consideration. (…) There being no further business to transact, the meeting is adjourned at 12:20 p.m.

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

4

BUENOS AIRES, March 9, 2022 Notice: CPSA-GG-N-0077/22-AL

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Subject: Information set forth by Section 62 of the Listing Regulation

Dear Mr. /Madam,

We contact you in compliance with the abovementioned section so as to inform that on March 9, 2022, the Board of Directors of Central Puerto S.A. approved the financial statements and other documentation for the fiscal year ended December 31, 2021 and has acknowledged the corresponding reports of the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1. Income (loss) for the fiscal year ended December 31, 2021:

Profit (Loss) ARS 000
Income (loss) for the fiscal year
attributable to shareholders of the Company	(742,076)
attributable to non-controlling shareholding	94,213
Total income (loss) for the fiscal year	(647,863)

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

5

2. Other comprehensive income (loss) for the fiscal year ended December 31, 2021:

Profit (Loss) ARS 000
Other comprehensive income (loss) for the fiscal year
attributable to shareholders of the Company	252
attributable to non-controlling shareholding	-
Total other comprehensive income (loss) for the fiscal year	252

3. Total comprehensive income (loss) for the fiscal year ended December 31, 2021:

Profit (Loss) ARS 000
Net total comprehensive income (loss) for the fiscal year
attributable to shareholders of the Company	(741,824)
attributable to non-controlling shareholding	94,213
Total net comprehensive income (loss) for the fiscal year	(647,611)

4. Shareholders’ equity details divided in items and amounts as of December 31, 2021:

ARS 000
Share Capital – Face Value	1,514,022
Capital adjustment	39,442,309
Statutory reserve	6,313,345
Optional reserve	83,058,876
Other accounts of equity	(2,967,736)
Retained earnings	8,307
Income (loss) for the fiscal year	(742,076)
Other comprehensive income (loss) for the fiscal year	252
Non-controlling shareholding	170,113
Total	126,797,412

attributable to shareholders of the Company	126,627,299
attributable to non-controlling shareholding	170,113

6

5. Board of Directors proposal

The total comprehensive income (loss) for the fiscal year 2021 attributable to owners of the Parent Company showed a loss of thousand ARS (741,824). This way, the retained accumulated income at year-end amounts to a loss of thousand ARS (733,517).

For this reason, the Board of Directors proposes that the Retained earnings account balance moves to the new fiscal year since the Company is not under the scope of the causes established by sections 206 and 95, paragraph 5 of Law No. 19 550.

6. Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”) and Sociedad Argentina de Energía S.A. (“SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under public offering and it is listed in the Buenos Aires Stock Exchange (“BCBA”) and; since February 2, 2018, in the New York Stock Exchange (“NYSE”). Therefore, shareholding may experience variations, which the company may not be aware of.

Yours sincerely,

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

7

Relevant part of the Minutes of Central Puerto S.A. Board of Directors’ Meeting held on March 9, 2022

Minutes No. 365: in the City of Buenos Aires, on March  9, 2022, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets, with the presence of Directors Osvaldo RECA, Marcelo Atilio SUVA, Miguel DODERO, José Luis MOREA, Juan José SALAS, Diego PETRACCHI, Tomas PERES, Tomas WHITE, Soledad RECA, Jorge Eduardo VILLEGAS and Guillermo PONS. Also present are Messrs. Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON, members of the Company’s Statutory Audit Committee. The Chairman informs that this meeting is held via videoconference, taking into consideration the provisions of section 23 of CPSA’s Bylaws, which establishes that the Board of Directors can hold meetings with its members communicated via videconference. Quorum being present to validly hold the meeting, it commences at 11.00 am. Then, the (…) eight item on the Agenda is open for discussion: CONSIDERATION OF THE ANNUAL REPORT AND ITS EXHIBIT, THE CONSOLIDATED INCOME STATEMENT, THE CONSOLIDATED COMPREHENSIVE INCOME STATEMENT, THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION, THE CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY, THE CONSOLIDATED CASH FLOW STATEMENT, THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AND THEIR EXHIBITS, THE INDIVIDUAL INCOME STATEMENT, THE INDIVIDUAL COMPREHENSIVE INCOME STATEMENT, THE INDIVIDUAL STATEMENT OF FINANCIAL POSITION, THE INDIVIDUAL CASH FLOW STATEMENT, THE NOTES TO INDIVIDUAL FINANCIAL STATEMENTS AND THE BRIEF FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021. Mr. Osvaldo RECA takes the floor and informs that the Board of Directors needs to consider and approve the Annual Report and its Exhibit, the Consolidated Income Statement, the Consolidated Comprehensive Income Statement, the Consolidated Statement of Financial Position, the Consolidated Statement of Changes in Shareholder’s Equity, the Consolidated Cash Flow Statement, the Notes to the Consolidated Financial Statements and their Exhibits, the Individual Income Statement, the Individual Comprehensive Income Statement, the Individual Statement of Financial Position, the Individual Cash Flow Statement, the Notes to Individual Financial Statements and the Brief for the fiscal year ended December 31, 2021, documentation that was provided to the Directors well in advanced. After a short debate and after acknowledging the Statutory Audit Committee report and the Certifying Accountant’ report, the Board of Directors unanimously approve the Annual Report and its Exhibit, the Consolidated Income Statement, the Consolidated Comprehensive Income Statement, the Consolidated Statement of Financial Position, the Consolidated Statement of Shareholder’s Equity, the Consolidated Cash Flow Statement, the Notes to Consolidated Financial Statements and their Exhibits, the Individual Income Statement, the Individual Comprehensive Income Statement, the Individual Statement of Financial Position, the Individual Cash Flow Statement, the Notes to the Individual Financial Statements and the Brief for such period. (…) There being no further business to transact, the meeting is adjourned at 12:20 p.m.

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

8

SUPERVISORY COMMITTEE ANNUAL REPORT

Buenos Aires, March 9, 2022

To the Directors and Shareholders of

Central Puerto S.A.

Dear Mr. /Madam,

In our capacity as members of the Supervisory Committee of Central Puerto S.A. (hereinafter, the “Committee”) and in compliance with the applicable regulations, we issue this report on the treatment given during the fiscal year ended December 31, 2021 to the matters under our scope in accordance with Chapter IV, Section 110 of Law No. 26831 and Title II, Chapter III, Section V of Comisión Nacional de Valores Regulations [Argentine Securities Commission] (N.T. (2013) (hereinafter, “CNV Regulations”), which are detailed on point 3 herein.

I. Creation of the Supervisory Committee

The Committee was created by resolution of the Company’s Shareholders’ Meeting on April 14, 2004.

II. Formation of the Committee

As of December 31, 2021, the Committee was formed by directors Juan José Salas, José Luis Morea and Tomás José White as members, and Jorge Eduardo Villegas and Oscar Luis Gosio as deputy members. Juan José Salas, José Luis Morea, Tomás José White and Jorge Eduardo Villegas are independent directors in accordance with CNV Regulations, while Oscar Luis Gosio is non-independent in accordance with CNV Regulations.

The term of office of the Committee’s members is of a year, with the possibility of them being reelected for an equal term. The Internal Regulations on the Functioning of the Supervisory Committee (hereinafter, the “Regulations”) were approved by resolutions of the Company’s Board of Directors dated May 9, 2003 and its subsequent amendments dated March 5, 2014 and August 5, 2015.

The function of the Supervisory Committee stems from section 110 of Law No. 26831, from CNV Regulations and its own Regulations.

9

III. Scope of the tasks performed

The main tasks performed are detailed hereinbelow:

The Committee has had meetings during the fiscal year ended December 31, 2021 within the periodicity stated in the Regulations. To such end, it received support from the Company’s Legal Matters Directorate on different aspects that concern the functions and responsibilities of the Supervisory Committee in accordance with the regulations in force.

The Committee has performed those activities considered necessary in connection with the matters under its scope as per section 110 of Law 26831 and CNV Regulations, which included:

1) External Auditor independence

The appointment of the external auditor was analyzed.

The received proposals of professional services to audit the corresponding financial statements as of December 31, 2021 were analyzed, and the Board of Directors suggested the appointment of firm Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global LTD.) (hereinafter, “EY”) as independent auditors for the fiscal year 2021.

Compliance with External Audit working plans was analyzed based on the information provided by them and in the meetings held due to the quarterly balances and the annual balance analysis.

The independence of the audit company and its working policies were evaluated.

The services rendered by the External Audits were analyzed, as well as the invoiced services, which reasonably respond to the services rendered.

2) Internal control system:

Internal Audit has participated in the Supervisory Committee’s meetings and has drafted the reports corresponding to the Internal Audit activities that stem from the Annual Working Plan presented and created, taking into account risks and focusing on its effects and impacts of the Company’s operations and the financial accounting information.

10

3) Economic and financial information

The key economic and financial information publicly disclosed by the Company and presented before supervisory entities was analyzed.

4) Risk management information

The general variables affecting the business regarding the protection to preserve assets and equity were evaluated.

5) Fees proposal

The Board of Directors’ fees to be presented before the Shareholders’ Meeting were evaluated, with the abstention from the members on their own remunerations.

6) Operations with Related Parties

The operations with companies under the scope of section 33 of Law No. 19550 and with the related parties as defined by Section 72 of Law No. 26831 were evaluated so as to define whether they are included in paragraph b) of the mentioned section.

7) Conflicts of interest:

The operations were analyzed by evaluating if they generated conflict of interest with members of the company bodies, shareholders and leading Management.

 8)   Other relevant matters

Within the most relevant issues evaluated by the Committee, the following stand out:

On March 15, 2021, the Committee a) evaluated the Company’s financial statements as of December 31, 2020; b) considered the Supervisory Committee Annual Report for year 20020; c) considered the Action Plan for fiscal year 2021; d) issued an opinion on the fees of the Board of Directors, the Statutory Audit Committee and the External Auditor; e) approved the appointment of EY as independent auditors and external auditors and deputy auditors respectively for fiscal year 2021; f) considered the Supervisory Committee’s report to the Board of Directors on the integrity program and g) considered issues of Internal Audit and its compliance (Integrity).

11

On April 26, 2021, the Committee a) considered the Report with the outcomes of the 2020 Annual Audit; b) pre-approved the total fees for the professional services rendered to the Company and its affiliates by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global LTD.) in addition to the ones already presented and approved in April 2020 and c) considered issues of Internal Audit and compliance with SOX 404 - 2020 certification.

On May 12, 2021, the Committee considered a) the presentation of the Quarterly EY Report on the financial statements as of March 31, 2021; b) issues of Internal Audit and Compliance (Integrity) and c) appointed the Supervisory Committee’s chairman.

On August 11, 2021, the Committee considered a) the presentation of the Quarterly EY Report on the financial statements as of June 30, 2021 and b) issues of Internal Audit and Compliance (Integrity) - SOX 404 - 2020 certification.

On September 4, 2020, the Committee pre-approved a) the additional fees to the duly pre-approved on April 26, 2021 regarding the professional services rendered by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global LTD.) to the Company and its affiliates.

On November 9, 2021, the Committee a) considered the presentation of EY Quarterly Report on the financial statements as of September 30, 2021 and b) pre-approved the additional fees to the duly pre-approved ones on April 26, 2021 regarding the professional services rendered by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global LTD.) to the Company and its affiliates and c) issues of Internal Audit and compliance - SOX 404 - 2021 certification.

On November 10, 2021, the Committee considered the approval of the Automobile Loan Policy.

On December 22, 2021, the Committee considered Internal Audit issues.

For the performance of its tasks during the fiscal year 2021, the Committee received the corresponding required reports and clarifications and has no observations to make.

12

IV. Work outcomes

In accordance with the work performed during the fiscal year and in exercise of the functions mentioned herein regarding the fiscal year ended December 31, 2021, the Committee can state the following:

1) External Audit

No observations stem regarding the external auditor independence. The performance has permitted the reliability on the task performed and informed to third parties.

The fees of external auditors during the fiscal year ended December 31, 2021 amounted to $28,290,511 under the audit services concept and $1,053,054 under taxes services concept.

2) Internal control systems

From the tasks performed, no observations stemmed on the administrative accounting systems or internal control that may affect the information to be presented before Comisión Nacional de Valores and the markets.

3) Economic and financial information

The Committee has no significant observation regarding the economic and financial information publicly disclosed by the Company or submitted before supervisory entities.

4) Risk management information

The relevant matters regarding risk management have been included in the financial statements informed to Comisión Nacional de Valores.

5) Fees proposal

There is no objection to Directors’ fees for its treatment at the Shareholders’ Meeting.

6) Operations with Related Parties

The operations made with related parties were made under normal and habitual market conditions.

Juan José Salas	José Luis Morea	Tomás White

13

CENTRAL PUERTO S.A.

CORPORATE GOVERNANCE CODE

Approved at the Board of Directors’ Meeting dated March 9, 2022

14

INDEX

1. INTRODUCTION	15
2. RELATIONSHIP WITH THE COMMUNITY	17
2.1. ACTIONS TOWARDS THE COMMUNITY (CORPORATE SOCIAL RESPONSIBILITY)	17
2.2. INFORMATION TO BE SUPPLIED THROUGH THE WEBSITE	19
2.3. RELATIONSHIP WITH SUPPLIERS, CLIENTS AND THE PUBLIC SECTOR	20
3. RELATIONSHIPS WITH SHAREHOLDERS	20
3.1. INFORMATION SUPPLY	20
3.2. SHAREHOLDERS’ MEETINGS	21
3.3 POLICY OF DIVIDEND DISTRIBUTION	21
4. OPERATIONS BETWEEN RELATED PARTIES UNDER CNV REGULATIONS	21
5. THE BOARD OF DIRECTORS	21
5.1. FORMATION. POLICY ON INDEPENDENT MEMBERS PROPORTION	21
5.2. CORPORATE SECRETARY	22
5.3. COMMITTEES	22
5.4. FUNCTIONING AND MEETINGS	22
5.5. BELONGING TO BOARDS OF DIRECTORS OF OTHER COMPANIES	23
5.6. DECISIONS OF THE BOARD OF DIRECTORS	23
5.7. DIRECTORS’ INFORMATION DUTY	23
5.9. CONFLICT OF INTEREST	24
5.10. TRAINING AND EVALUATION OF DIRECTORS AND MANAGERS	24
5.10. GUIDANCE PROGRAM FOR NEW DIRECTORS	25
5.12. STRATEGY OF THE COMPANY (ANNUAL BUSINESS PLAN)	25
6. SUPERVISORY COMMITTEE	26
6.1. GENERAL RESPONSIBILITY	26
6.2. SPECIFIC RESPONSIBILITIES	26
6.3. MEMBERS AND ORGANIZATION	28
6.4. MEETINGS	29
7. STATUTORY AUDIT COMMITTEE, INTERNAL AND EXTERNAL AUDITORS	29
7.1. STATUTORY AUDIT COMMITTEE	29
7.2. INTERNAL AUDITORS	30
7.3. EXTERNAL AUDITORS	31
7.4. INDEPENDENCE CRITERIA OF EXTERNAL AUDITORS	31
7.5. REMUNERATION	31
8. POLICIES OF RISK CONTROL AND MANAGEMENT	31
9. PROCEDURES	32
9.1. HANDLING OF CONFIDENTIAL INFORMATION	32
9.2. PURCHASE AND SALE OF SHARES AND SECURITIES	32
The company has an Insider Trading Policy.	32
9.3. INQUIRES AND COMPLAINTS	32

15

1. INTRODUCTION

This Corporate Governance Code (the “Code”) has been drafted by the Legal Matters Directorate (“DAL” for its acronym in Spanish) of Central Puerto S.A. (“CPSA” or the “Company”) and was approved at the Board of Directors’ Meeting of the Company on November 7, 2013 and it was updated on March 10, 2017, December 27, 2018, March 10, 2020 and March 15, 2021.

Although the purpose for the preparation of this Code was to comply with the regulations in force which apply to CPSA, this Code sets forth standards for the better administration and control of the Company and its relationships with its subsidiaries and/or affiliates, in order to increase its reliability and value, as well as to encourage the administrators’ production of the information specifically linked to the management of the Board of Directors, for the benefit of its shareholders and the market in general.

Therefore, beyond complying with the legal framework within which the Company develops its activities, these standards stem from the need for greater transparency in corporate governance, facilitating relationships within the capital market, improving business management and the management of the risks inherent to the Company’s management, and they also allow for the reduction of transactional costs and the identification and resolution of potential conflicts of interest.

The Code includes recommendations on “good governance” which have already been adopted in international corporate practice and which we have adapted to the Argentine legal framework and to the context and business practices in force in Argentina.

The Code shall be applied by CPSA as it is a company admitted to public offering and due to the fact that the constant increase of information produced by open companies has been verified as a universal tendency.

The recommendations and guidelines set forth in the Code are fully compatible with the Business Entities Act No. 19500, the executive orders and regulations in force established by CNV (Argentine Securities Commission), CPSA’s Bylaws, CNV General Resolution 797/19 and Law No. 26831 of Capital Market.

The Code sets forth an adequate management and control system so that the Company can concentrate on the generation and maintenance of its values and principles, aimed at creating a clarity and wellbeing environment for the success of the Company.

The Company believes that the existence of a Code as this one shall be appreciated as a valuable element in the scope of the companies authorized to publicly trade their shares. Moreover, it is attractive for potential investors, who will constantly be presented with clear and accurate information about the operation of corporate business.

The Company intends to periodically revise the Code, in order to include new principles regarding issues under its scope and adapting its guidelines and recommendations to the regulations that may be issued in the future in that regard.

16

2. RELATIONSHIP WITH THE COMMUNITY

2.1. ACTIONS TOWARDS THE COMMUNITY (CORPORATE SOCIAL RESPONSIBILITY)

The Company shall develop actions towards the community which, in addition to the applicable legislation, contribute to a respect culture of the Company towards the community.

For such purposes, the Company is focused on the development of environmental and social policies which comply with the legal regulations in force and international standards.

In addition, the Company has a Code of Business Conduct (“CDCE”). That document contains the good practices that the directors, managers and employees of the Company must comply with when developing their operations and activities. These good practices include: (i) the relationship with clients, shareholders, suppliers, the public sector and employees; (ii) intellectual and industrial property and privileged information; and (iii) Conflict of Interest.

2.1.1. Environmental policy

The Company shall verify, through the Board of Directors, the implementation and compliance with those mechanisms aimed at:

a)

Controlling compliance with all the regulations applicable to the Company regarding environmental issues and promoting environmental evaluation and improvement programs pursuant to international standards, provided costs are reasonable in relation to the benefits obtained

b)	Fostering a healthy and sustainable environment management in order to help control the impact of their activities, products and services on the environment

c)	Ensuring compliance with policies that emphasize prevention of environmental pollution through the use of clean technologies and a proper handling of industrial waste

d)

Continuing developing environmental administration systems in its processes and tending towards the handling of clean technologies in the different productive stages, provided the costs are reasonable, with the active participation of employees, suppliers and third parties

e)	Establishing efficient systems of low generation, high elimination, safe and responsible industrial waste enclosure or recirculation

f)

Developing, designing, operating facilities, developing activities and providing its products and services, through the efficient use of energy and other inputs, the sustainable use of renewable resources and minimizing adverse environmental impacts

g)

Adopting mechanisms to educate on and promote environmental management, the proper use of industrial waste, sustainable development and clean technologies among its employees, suppliers, contractors and the community within which it operates, and providing and promoting environmental courses and audits

17

2.1.2.   Integrity Plan

We consider integrity as a fundamental element to develop commercial activities. It implies that the personnel of the Company act with loyalty, honesty, transparency and to strictly comply with the governing national and international legislation and standards. For this reason, the Company has developed an Integrity Plan (the “Program”).

The Program was created as a tool that enables the strengthening of CPSA’s commitment to the best ethical, legal and professional standards in order to increase and defend the Company’s reputation. To that effect, it defines a series of preventive measures towards criminal liability in the business environment.

An employee of the Company is responsible for the development, coordination and supervision of the Program, who is appointed Compliance Officer by the Board of Directors. The Compliance Officer periodically reports to the Supervisory Committee about the development of the Program and its efficiency. Once the Program is approved by the Board of Directors, the Compliance Officer is responsible for the coordination, supervision and compliance with the Program and he/she must report: (i) the follow-up of its implementation and any news regarding compliance with the Program to the Supervisory Committee on a regular basis; and (ii) to the Board of Directors, at their request or when the specific circumstances of the case require so.

The Supervisory Committee periodically requires a report on the implementation of the Program from the Compliance Officer. Nowadays, this Program contains a Compliance Risk Mapping, and it is formed by different policies, in addition to the CDCE, which are detailed hereinbelow:

a)	CDCE
b)	Antifraud policy
c)	Hospitality and gifts policy
d)	Donations policy
e)	Insider Trading policy
f)	Relationships with the public sector policy
g)	Due diligence procedure towards third parties and adherence to the Integrity Program

In addition, the Program includes procedures to deal with situations such as anonymous complaints for CDCE violations through a Complaints Treatment Policy, which include the different channels to address each case.

18

2.1.3.   Corporate Social Responsibility

CPSA, to the extent of its possibilities and without putting its shareholders and creditors at risk, shall ensure the development of programs to improve the quality of life of the community where it is located, with the additional purpose of promoting the participation of the individuals connected with the Company in projects of public interest.

2.2. INFORMATION TO BE SUPPLIED THROUGH THE WEBSITE

The Company has a website www.centralpuerto.com through which it informs its shareholders, potential investors and the market in general about economic and financial facts and relevant facts related to its activities, and it also makes access to information easier.

The information on the Company’s website complies with the highest standards of confidentiality and integrity and ensures the storage and registration of information.

2.2.1. Minimum contents

The information supplied through the Company’s website shall include, at least, the following:

a)	The Company’s Bylaws
b)	Financial Statements for the period and for the year corresponding to the last three periods, together with the reports prepared by external auditors and the Statutory Audit Committee
c)	The formation of the Board of Directors and the Supervisory Committee
d)	Calls to Shareholders’ Meetings
e)	The decisions adopted at the Shareholder’s Meetings
f)	Technical information regarding generation power plants and installed power
g)

A mention of the following websites as sites of interest: the Argentine Securities Commission (CNV), the Buenos Aires Stock Exchange, the New York Stock Exchange (“NYSE”); the Securities Exchange Commission (“SEC”); the Argentine Secretariat of Energy, Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”) (Wholesale Electricity Market Administration)

Company’s Bylaws:

http://investors.centralpuerto.com/template_files/1418/files/Estatutos-Sociales.pdf

In addition, the website shall contain the relevant information whose dissemination is required by the CNV, the Buenos Aires Stock Exchange, the SEC and the NYSE.

2.2.2.   Updating

CPSA’s Head of Investors Relations shall be in charge of the Company’s website.

The website will be updated should any change arise that justify such update. Each department must inform such circumstance when facts which must reported in the website occur.

This way, through the Company’s website, shareholders are guaranteed equal access to non-confidential and relevant information for decision-taking at the meetings of the Company. In addition, the website establishes proper mechanisms for direct consultation from the community about any inquiries regarding the Company. Therefore, any interested shareholder or investor can submit all queries deemed necessary to the Head of Investors Relations by email, telephone or a meeting in person. The Company has a specialized area to respond shareholders and other investors’ queries.

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2.2.3. Controls

The Company has adopted mechanisms that guarantee that the information transmitted through electronic means complies with the highest standards of confidentiality and integrity. There are necessary control mechanisms regarding the safety and access to the website for the achievement of such purposes.

2.3. RELATIONSHIP WITH SUPPLIERS, CLIENTS AND THE PUBLIC SECTOR

The control policies and mechanisms of the Company on the relationships with its clients, suppliers and the public sector have been designed to train all its personnel regarding not making undue payments aimed at obtaining a benefit, no matter which transaction is being negotiated.

The Company shall base its relationships with its suppliers on legitimate, efficient and reasonable practices. The characteristics of these relationships are set forth in the CDCE and other policies.

3. RELATIONSHIPS WITH SHAREHOLDERS

At all times, the Board of Directors guarantees the existence of a fair treatment among all it shareholders. For such purpose, it shall protect all the minority shareholders’ rights in strict compliance with the mechanisms established in the Business Entities Act and the regulations set forth by CNV, SEC and NYSE, which are sufficient to foster the attendance and participation of minority shareholders at Shareholders’ Meetings.

This way, all CPSA’s shareholders:

a)	Have effective mechanisms to be represented at Shareholders’ Meetings; and
b)	Can access publicly available information of the Company in a timely and integral manner

Therefore, all shareholders shall have sufficient information in order to consider, approve or reject all matters submitted to decision, through their participation in the Shareholders’ Meeting.

3.1. INFORMATION SUPPLY

Additionally, shareholders shall have access to relevant information through the website www.centralpuerto.com. Such website shall contain the relevant information whose dissemination is required by CNV, SEC, Buenos Aires Stock Exchange, and NYSE.

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3.2. SHAREHOLDERS’ MEETINGS

The Company complies with all provisions set forth in the Business Entities Act, CNV regulations and the Bylaws regarding the Shareholders’ Meetings mechanisms to guarantee the rights of all shareholders and their fair treatment, regulating the practical aspects related to:

a)	The call
b)	The Agenda
c)	The mechanisms to communicate the shareholders’ attendance and their adequate representation
d)	The disclosure of information
e)	Representation mechanisms

Lastly, it is guaranteed that shareholders shall not face difficulties to vote through their proxies.

3.3 POLICY OF DIVIDEND DISTRIBUTION

At the Board of Directors’ meeting dated March 10, 2020, a Dividend Distribution Policy was approved.

4. OPERATIONS BETWEEN RELATED PARTIES UNDER CNV REGULATIONS

The Company has a Policy of Transactions with Related Parties, which has been approved by the Supervisory Committee on August 10, 2018. In addition, DAL monitors compliance with such policy and, should it detect an operation that does not fall within the parameters, such is reported to the Supervisory Committee.

5. THE BOARD OF DIRECTORS

All the Company’s business, activities and matters are and will be managed in accordance with the policies and the guidelines established by the Board of Directors.

The general and specific responsibilities of the Board of Directors are set forth in Law No. 19550 and the Company’s Bylaws.

At all times, the Board of Directors must perform its operations in strict compliance with its duties of loyalty and diligence.

5.1. FORMATION.  POLICY ON INDEPENDENT MEMBERS PROPORTION

a)  Formation

Pursuant to the Bylaws, the Company’s management and administration shall be in charge of a Board of Directors, formed by eleven (11) directors and eleven (11), or less, deputy directors, as established at the Shareholders’ Meeting.

In accordance with the applicable regulations and to the effects of a clear externalization of the Company’s issues, the Board of Directors has a sufficient number of independent directors.

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b)  Proportion of independent directors

It is established as a Company’s policy that the proportion of independent directors in the Board of Directors shall be of at least a third of the total number of Board of Directors’ members.

All reports to the CNV informing the appointment of directors must include in detail the quantity and proportion of independent directors, executives and non-executives.

5.2. CORPORATE SECRETARY

The Corporate Secretary of the Company’s Board of Directors must assist the Chairman of the Company in the effective administration of Board of Directors, collaborating with the communication between shareholders, the Board of Directors and the General Management. The Corporate Secretary is also the Head of Market Relations.

In addition, the Corporate Secretary must implement and monitor the effectiveness of the corporate governance practices.

The Corporate Matters Manager of the Company shall be in charge of the Corporate Secretary.

5.3. COMMITTEES

With the exception of the Supervisory Committee and the provisions established in the following paragraph, the Board of Directors has decided that it is not necessary to form specific committees in the Board of Directors; therefore it shall perform its duties in an effective and efficient manner without the need of committees.

Regarding the compensation system of managers and other key personnel, a Remuneration Committee is established and it shall be formed by the Chairman of the Board of Directors, the General Manager and the Human Resources Manager.

5.4. FUNCTIONING AND MEETINGS

The Chairman of the Board of Directors shall draft the Agenda of the Board of Directors’ meetings, where he/she shall include all those issues whose consideration has been requested by the General Manager or other directors.

At each Board of Director’s meeting, the following must be included as items on the Agenda:

a)	Analysis of new situations that may affect the business
b)	Analysis of the reports prepared by the General Manager and the main managers about strategic, operational and performance aspects

Should the General Manager not be a member of the Board of Directors, he/she must participate in the meetings.

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In its entirety, the Board of Directors shall debate about all the matters it considers relevant for the Company’s business.

5.5. BELONGING TO BOARDS OF DIRECTORS OF OTHER COMPANIES

The Board of Directors has determined that there are no limitations regarding directors of the Company performing duties in other entities, provided such entities in which they act as directors are not the Company’s competitors. In all cases, they shall be subject to the incompatibilities established in Sections 264, 273 and 286 of the Business Entities Act.

5.6. DECISIONS OF THE BOARD OF DIRECTORS

When considering the topics to be dealt with by the Board of Directors, a thorough analysis thereof must be performed based on:

a)	Strategic framework and proposal value
b)	Financial implications
c)	Risks
d)	Availability of resources
e)	Synergy with other activities of the Company
f)	Perception of shareholders and the market
g)	Contingency plans and environmental aspects

The Board of Directors’ Minutes shall include the following:

a)	The key elements of the debate
b)	The statements of personal interest of the directors
c)	The votes of the directors for each topic
d)	The decisions taken and the facts and rationale for them
e)	Action plans and assignment of tasks

5.7. DIRECTORS’ INFORMATION DUTY

Even outside the Board of Directors’ Meetings, directors must be kept informed about the business of the Company through the following:

a)	Conversations with the Chairman, other directors, the General Manager and external and internal auditors
b)

Review of the material which is sent before the meetings, so that they are able to prepare for the meetings in advance and even be able to pose questions to the general management or the corresponding management

c)	The material sent to the directors, prior to any meeting, may include the following, as appropriate, and subject to the topics of the Agenda:

(i)	Drafts, Agendas and Minutes of previous meetings
(ii)	Financial, non-financial and internal control reports
(iii)	Media reports and reports prepared by analysts
(iv)	Any other information to prepare for the meetings beforehand

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The General Manager and other managers shall provide all information relevant to the case, in a timely and appropriate manner, so that the directors can analyze the topic to be addressed.

The Chairman, through the Corporate Secretary of the Company, ensures that all directors receive the information and documentation necessary for the consideration and decision of the topics to be considered.

5.8. REMUNERATION

The remuneration levels shall be sufficient to lure and keep competent directors.

The directors’ remuneration shall be determined at the Shareholders’ Meeting when their performance is approved.

In no case, shall the fees global amount of the directors exceed the limits established in Law No. 19550 and CNV Regulations.

The fees advances of the directors are defined by the Board of Directors, together with the percentage increase of the General Manager’s monthly remuneration, as long as it differs from the periodic percentage adjustment for the employees of the Company.

5.9. CONFLICT OF INTEREST

Through the CDCE, which forms part of the Integrity Program and the Related Parties Policy, the Company has implemented effective mechanisms to facilitate the prevention, handling and spreading of the conflicts of interest that may occur among shareholders, key executives, stakeholders and members of the Board of Directors.

The directors may enter into agreements with the Company only regarding activities included in its corporate purpose and under market conditions, pursuant to Law No. 26831 and CNV Regulations.

The directors and the executives shall inform their personal interests related to the decisions submitted for their consideration.

5.10. TRAINING AND EVALUATION OF DIRECTORS AND MANAGERS

The Company has decided not to implement a formal annual evaluation procedure based on the Business Entities Act, which establishes that it is at the Shareholders’ Meeting that the Board of Directors’ performance is annually evaluated. The results of the Board of Directors’ performance are annually presented on the Company’s Annual Report and, regarding the Supervisory Committee, through the Supervisory Committee’s Annual Report, which is considered by the Company’s Board of Directors. Moreover, and at least quarterly, the Company’s performance and indirectly the Board of Director’s performance are evaluated on the Performance Report.

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As needs appear in the Company, as well as needs regarding the directors’ role and responsibility, the training of the members of the Board of Directors is defined. Such training may be entrusted to external counselors or internally to the Company’s personnel.

Managers

The Board of Directors shall generally approve a general policy of selection, evaluation and remuneration of area executive directors and/or managers, on the basis of a particular report prepared by the Manager of Human Resources/Remunerations Committee.

As needs stem from the development of the activities by the Company, the General Management shall define training for the area executive directors and/or managers. Moreover, the Board of Directors shall evaluate the need to implement a continuous training plan for area executive directors and/or managers regarding Corporate Governance.

The Board of Directors shall verify the general management’s performance and compliance with the objectives set when considering the performance reports and the approval of the Company’s Financial Statements.

5.10. GUIDANCE PROGRAM FOR NEW DIRECTORS

Guidance is an important phase to ensure that the new appointed directors are informed on the relevant aspects of the Company and mainly on its governing bodies. Moreover, it is important to guide and inform the new directors on the rights and obligations that are related to the performance of the role to which they were appointed.

To such end, the Board of Directors has approved the “Guidance Program for New Directors”. The Corporate Secretary is in charge of implementing it.

5.12. STRATEGY OF THE COMPANY (ANNUAL BUSINESS PLAN)

The Company’s general policies and strategies are approved by the Board of Directors. The Board of Directors considers and approves the Annual Business Plan (“Annual Plan”), which is prepared by the general management and involves control policies on the handling of the Company’s matters; an annual budget; operations and mechanisms planning to control the performance of the general management and compliance with objectives.

5.12.2. Preparation

The Annual Plan and the Performance Reports are prepared by the Company’s Management.

5.12.3. Approval

The Annual Business Plan is considered and approved by the Company’s Board of Directors.

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5.12.4. Compliance. Supervision

The Board of Directors shall be the body in charge of compliance with rules and policies established in the Annual Plan.

6. SUPERVISORY COMMITTEE

6.1. GENERAL RESPONSIBILITY

It shall be appointed by the Board of Directors to perform the following:

a) To give its opinion regarding the appointment of the external auditors to be hired by the Company and to safeguard their independence;

b) To supervise the functioning of the internal control system and the administrative-accounting system, as well as the reliability of the former and of all the financial information or other significant facts submitted before CNV and the markets, in compliance with the applicable reporting regime;

c) To supervise the application of policies on information regarding the Company’s risk management;

d) To give its opinion regarding the reasonableness of the proposals of fees and share options of the directors and managers of the Company that the management body may formulate;

e) To give its opinion regarding compliance with legal requirements and the reasonableness of the issuance conditions of shares or securities convertible into shares in case of capital increase, excluding or limiting the right of first refusal;

f) To verify compliance with behavior regulations that may apply;

g) To give a grounded opinion regarding the operations with related parties in the cases established by Law No. 26831 and CNV Regulations and as per the Policy on transactions with related parties. To give a grounded opinion as the CNV may determine every time there is or there may exist a reputed conflict of interest in the Company.

Annually, the Supervisory Committee shall prepare an Action Plan for the fiscal period to be reported. The directors, managers and members of supervisory bodies shall attend the Committee’s meetings at the request of its members.

6.2. SPECIFIC RESPONSIBILITIES

The Supervisory Committee shall do the following:

a)	To annually review and evaluate the audit performance and the Corporate Governance Code, and to summit before the Board of Directors the amendments for their approval

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b)	To review and analyze, together with the Management and the internal and external audit team, the following:

(i)	The quality and application of key accounting principles and practices;
(ii)	The internal control system and the policies related to the evaluation and management of risk;
(iii)	The effects of regulatory and accounting changes on financial statements;
(iv)

All operations, agreements and relevant commitments and all other non-consolidated relationships of the Company with entities, which relationships may have a material effect, present or future, on the financial statements;

(v)	All pro-forma information and proposal to be included in the financial statements and/or for their disclosure to third parties;
(vi)	Audited annual financial statements, interim financial statements and all other accounting-financial information to be provided to third parties;

c)	To analyze general policies of management and risk management. To monitor the risks of the Company and to communicate the Board of Directors on the results.
d)	With the support from external and internal auditors as the case may be, to review relevant changes to the internal controls, including factors that may significantly affect their effectiveness
e)

To periodically request the Compliance Officer a report on the implementation of the Integrity Program and to approve plans, codes or procedures that may be incorporated as annexes to the Integrity Plan; and at least every six months, to inform the Board of Directors on the news related to the implementation and updating of the Integrity Program

f)	Together with DAL, to review all legal matters that may affect the financial statements of the Company.
g)	Regarding the external auditor:

(i)

To annually evaluate the eligibility, independence and performance of the auditor and of the members of the audit team, including rotation policies of the auditor in charge and of the second-partners reviewers;

(ii)

The Supervisory Committee considers whether the services of the External Audit comply with SEC and CNV standards. The Supervisory Committee shall perform an annual review of the commitment, the efficiency and independence of the external auditor’s work. This review shall be made based on the information provided by the different Managements of the Company that interact with the external auditors and have the necessary knowledge to define their compliance as per the exposed parameters. Such review shall be later submitted to the Supervisory Committee as a report to then be considered by the Board of Directors.

(iii)

To analyze with the auditor all relationships or services that may affect his/her impartiality and/or independence; as part of this responsibility, the Supervisory Committee shall pre-approve audit services and others that the independent auditor may render so as to ensure that the services do not affect the auditor’s independence in accordance with the “Pre-approval policy and the Procedure Memorandum for audit services, services related to audit and tax services” opportunely adopted by the Supervisory Committee;

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(iv)	To facilitate the resolution of all disagreements between the auditor and Management;
(v)	To review the documentation submitted by auditors and to make queries to the partner of the audit firm that it may consider relevant;

h)	Together with the audit team, to analyze the following:

(i)	The difficulties informed by the auditor when performing the audit, including the limitations to the scope of work or access to the required information;
(ii)	Accounting adjustment and reclassifications identified or proposed by the auditor and that had not been recorded;
(iii)	Matters related to accounting and auditing aspects that may appear during the development of the work;
(iv)	Matters identified or problems stemming from the responses of Management to such adjustments, communications or letters, and
(v)	The annual audit plan

i)	Regarding the internal audit:

(I)

To review and approve annual audit plans, which shall include monitoring activities of their implementations, effectiveness and resources allocation for their execution, as well as the analysis, prevention and detection of frauds and broad focus on the evaluation of the Company’s internal control. The Audit Plan covers audit and compliance activities executed by the Audit and Compliance Department. It is prepared based on risks weighed by impact and occurrence probability.

(ii)	To review the responsibilities, structure, eligibility and budget of the task; and
(iii)	To review the reports, plans for corrective measures and reports on compliance

6.3. MEMBERS AND ORGANIZATION

The Supervisory Committee shall be formed by three directors. The majority of its members shall be independent directors.

Each member shall be sufficiently eligible and have experience in accounting, audit and finances matters and risk management. One of them shall be appointed “financial expert”.

The Committee shall regularly inform the Board of Directors on the actions made and the topics analyzed in its meetings.

Any director may propose the members of the Supervisory Committee. The appointment shall be made in accordance with the majorities established in the Bylaws of the Company for the Board of Director’s decisions.

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6.4. MEETINGS

The Committee shall meet at least once every three months; or more often should the circumstances require so. To the extent possible, the Committee shall meet with the manager responsible for the administrative-financial management and other members of management (as considered appropriate), and with the internal and external auditor, in joint or separate sessions.

7.   STATUTORY AUDIT COMMITTEE, INTERNAL AND EXTERNAL AUDITORS

7.1. STATUTORY AUDIT COMMITTEE

The Statutory Audit Committee shall have the following powers and obligations exclusively limited to legal and accounting aspects, without participation in business management, administration, financing, trade and/or production since these are matters under the exclusive scope of the Board of Directors:

a)	To supervise the management of the Company. To such effect, it shall examine the books and documentation when it deems it proper and, at least, once every three (3) months.

b)	To verify in the same manner and with the same frequency availabilities and securities, as well as obligations and their compliance. It can request the preparation of balance sheets to verify so.

c)	To attend with voice, but without vote the Meetings of the Board of Directors, of the Supervisory Committee and of the Shareholders. It shall be called for all of them.

d)	To control the formation and survival of the directors’ guarantees and to demand the measures necessary to correct any irregularity

e)

To submit before the Shareholders’ Meeting a written and grounded report on the economic and financial situation of the Company, ruling on the Annual Report, the Inventory, the Balance Sheet and the Income Statement

f)	To provide shareholders representing no less than 2% (two percent) of share capital, whenever they request so, information on the matters under its scope

g)	To call Special Meetings, when deemed necessary; and Shareholders’ Meetings of special character when the Board of Directors omits so

h)	To cause to include in the Agenda of the Shareholders’ Meeting the items it considers appropriate

i)	To watch that the social bodies duly comply with the law, the Bylaws, the Code and the decisions taken at the Shareholders’ Meeting

j)	To supervise the Company’s liquidation

k)

To investigate the complaints made in writing by shareholders representing no less than 2% (two percent) of capital share. To mention them in a verbal report at the Shareholders’ Meeting and to express the corresponding considerations and proposals in that regard. To immediately call a Shareholders’ Meeting to decide on such matter when the investigated situation is not adequately treated by the Board of Directors and it is deemed necessary to act urgently.

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7.2. INTERNAL AUDITORS

The Company has an internal audit department with direct report line to the Supervisory Committee and the General Management.

The internal auditors are responsible for the examination of the internal control system and for improvement recommendations.

This task is currently performed by employees.

All the members of the internal audit department are professionals in the Economic Sciences area and are highly qualified in internal audit, ethics, risk management and compliance. The Company has a training budget for the department and selects first level entities and universities for the necessary training activities. Moreover, all the members of the internal audit department are members of the Institute of Internal Auditors (IAIA) and the Argentine Ethics Association and Compliance. The internal audit department is independent from management and it reports directly to the Supervisory Audit Committee and the General Management.

The generally accepted internal audit regulations shall be complied with, which regulations are included in the Internal Audit Policy, identified as PD AU-001. Such document details the internal audit department’s functions, assigns roles and responsibilities and develops an internal audit methodology.

Its specific responsibilities are the following, among others:

a)	To review the reliability and the integrity of the Company’s operative information and the procedures implemented to identify, measure, classify and disclose such information

b)

To review the systems established to ensure compliance with such policies, plans, procedures, laws and regulations that may have an important effect on the operations and reports of the Company, as well as to determine if such complies with them

c)	To review the means used to safeguard and verify the existence of the Company’s assets

d)	To review the operations or programs so as to verify whether they were carried out as per the plans

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7.3. EXTERNAL AUDITORS

The Company shall hire highly qualified independent external auditors that provide higher reliability to the financial information and other type of information issued by the Company to external users, according to generally accepted audit standards.

7.4. INDEPENDENCE CRITERIA OF EXTERNAL AUDITORS

External auditors shall comply with the independence conditions established by Technical Resolution No. 34 of FACPCE, and in all other regulations that the authorities controlling the professional license may introduce, as well as those stated in CNV and SEC Regulations.

For all the services obtained from the external auditor, the Supervisory Committee shall consider if such services comply with SEC and CNV Regulations.

7.5. REMUNERATION

The remuneration of the Statutory Audit Committee’s members shall be determined at the Shareholders’ Meeting.

Should the internal audit tasks be performed by employees, such will be part of the obligations of the Company’s personnel and the remuneration shall be the one established in the Employment Contract.

The remuneration of external auditors shall be annually determined and approved by the Board of Directors, the Supervisory Committee and at the Shareholders’ Meeting, as appropriate.

8. POLICIES OF RISK CONTROL AND MANAGEMENT

Control policies are oriented to the prevention during the management of social business and the development of the Company’s activities and the posterior verification of such regarding the correct use of human, material and financial resources of the Company.

The objectives of such policies are the following:

a)	Effectiveness and efficiency of the operations
b)	Reliability of financial and management reports
c)	Compliance with applicable legal, bylaws and internal regulations

So as to achieve the outlined objectives, a risk evaluation shall be carried out at least once a year. It shall analyze the variety of risks the Company faces, from external and internal sources. The General Management together with first level managers shall perform this analysis before the preparation of the Business Annual Plan, and they shall prepare a Risk Map weighing each of them by Impact and Occurrence Probability.

In conclusion, the policies are oriented to achieving the Company’s goals regarding the performance and economy of resources, the prevention of loss of them and to ensure reliable financial reports.

All Policies are dully disclosed and communicated to the personnel by different means.

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9. PROCEDURES

9.1. HANDLING OF CONFIDENTIAL INFORMATION

At all times, the Company shall focus on the protection of confidential information. This shall also be the responsibility of all its personnel.

Employees, area executive directors and/or managers, directors and members of the Statutory Audit Committee of the Company have been taught regarding the duty of confidentiality that they must follow regarding the information and/or documentation bearing such character that they may receive.

This duty of confidentiality shall not be applied when the disclosure of confidential information and/or documentation is mandatory in accordance with the regulations and laws in force, or when such is required by a judicial and/or administrative authority with sufficient powers in that regard.

9.2. PURCHASE AND SALE OF SHARES AND SECURITIES

The company has an Insider Trading Policy.

9.3. INQUIRES AND COMPLAINTS

The Company has a Complaint Treatment Policy, which is an integral part of the Integrity Program.

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EXHIBIT IV

General Resolution No. 797 of the Argentine Securities Commission

A) DUTIES OF THE BOARD OF DIRECTORS

Principles

I. The company shall be led by a professional and trained Board of Directors, which shall be in charge of founding the bases necessary to ensure the sustainable success of the company. The Board of Directors is the guardian of the company and of the rights of all its Shareholders.

II. The Board of Directors shall be in charge of determining and promoting corporate culture and values. In its performance, the Board of Directors shall ensure compliance with the highest ethical and integrity standards in the best interest of the company.

III. The Board of Directors shall be in charge of ensuring a strategy inspired in the vision and mission of the company, which shall be aligned with its values and culture. The Board of Directors shall be constructively involved with management to ensure the correct development, execution, monitoring and change of the company’s strategy.

IV. The Board of Directors shall exert permanent control and supervision of the company’s management, ensuring that management takes actions directed at the implementation of the strategy and business plan approved by the Board of Directors.

V. The Board of Directors shall count with the necessary mechanisms and policies to perform its duties and the ones of each of its members in an efficient and effective way.

Recommended Practice (“RP”) 1. The Board of Directors generates a work ethics culture and establishes the vision, mission and values of the company.

Central Puerto S.A. Board of Directors (hereinafter, the “Company” or “CPSA” indistinctly) approved the following: a) the Code of Corporate Governance (“CGS” for its acronym in Spanish) 10/3/2017, which was updated on 27/12/2018, 10/03/2020 and 15/03/21, and b) the Integrity Plant (the “Program”) dated 13/8/2018, which includes the Code of Corporate Governance (“CDCE”) http://investors.centralpuerto.com/template_files/1418/files/Codigo-de-Conducta-Empresaria.pdf..

The CDCE is the result of the good practices directors, managers, heads and all the personnel must follow when performing their business operations and during the development of their activities. Among these, the following stand out: (I) the relationship with clients, shareholders, suppliers, the public sector and employees; (ii) intellectual and industrial property, and proprietary information; and (iii) conflict of interest.

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A printed copy of the CDCE was distributed to the employees, and it is also published in the Company’s intranet and website.

CPSA has defined the mission, vision and values, which are described as follows:

Mission: To produce electrical energy in an effective and efficient way, contributing to the supply of electrical demand with quality, and managing business in a way so as to create value for the Company as well for society, in a sustainable way and in harmony with the environment.

Vision: To be recognized as the leading company in the production of electrical energy in Argentina, for its market share, and for the excellence in the operation and profitability. To accompany the technological evolution of the industry at the national, regional and world level, adapting its asset portfolio to such evolution.

Values: a) To manage the quality of its processes to ensure an adequate availability, reliability and safety in the production of its generation units so as to satisfy its clients requirements, b) To manage safety and health at work preserving the integrity of people and its goods and of third parties’, c) To develop an environmental management aimed at the sustainable development, d) To maximize the value of its shareholders investment in a sustainable way in time, as well as having in mind the general responsibilities of the Company, e) To promote the development of its human capital, not only as better professionals but also as better persons.

RP 2. The Board of Directors sets the general strategy of the Company and approves the strategic plan developed by management. Doing so, the Board of Directors takes into consideration environmental, social and corporate governance factors. The Board of Directors supervises its implementation through the use of key performance indicators and taking into account the best interest of the company and all its shareholders.

The Company’s general policies and strategies are approved by the Board of Directors. The Board of Directors considers and approves the Annual Business Plan (“Annual Plan”), which is prepared by the general management and involves control policies on the handling of Company’s matters; an annual budget; operations and mechanisms planning to control the performance of the general management and the compliance with objectives.

In the Performance Reports (the “Performance Reports”), the evolution of the Annual Plan is presented.

To such end, the Board of Directors meets to consider the Performance Report for each month or previous months, as appropriate. Moreover, in such meetings, the decisions central to the Company’s management are taken, compliance with set objectives are assessed and reviewed; and, if necessary, the deviations from the approved budget. In said meetings, the different business variables are informed and assessed, such as commercial variables (of the market and the Company), economic, financial and the production of each business unit, as well as the consideration of the reports made by the external and/or internal auditors and/or hired consultants.

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Regarding the environmental and safety and health aspects, the manager in charge of such topics provides an annual, comprehensive and detailed presentation of the different topics related to those matters. In such presentation, different aspects are informed and assessed, which include the Integrated Management System (SIG for its acronym in Spanish), certifications, policies, environmental management, planning, improvement, permissions and authorizations, indicators, among others. In addition, in each Meeting of the Board, different parameters are assessed, such as: emissions, waste disposal, control of restitution of water to rivers, and management of safety and health.

Regarding the aspects related to Corporate Governance, the Board of Directors take into consideration the annual presentation made by the Corporate Secretary of the Company, which refers to the updates proposed to the Code of Corporate Governance of the Company (“CGS” for its acronym in Spanish) which has been duly approved by the Board of Directors, as well as the proposed text of the Annual Report set forth in RG CNV No. 797/19, which includes the advances on the matter, the updates and improvements proposed, based on the improvement opportunities internally detected and the observations made by the CNV. In addition, the Board of Directors participates in any matters which require its participation by virtue of the regulations in force and the provisions of the CGS and the internal policies of the Company.

RP 3. The Board of Directors supervises management and ensures that it develops, implements and keeps an adequate internal control system with clear report lines.

The Board of Directors verifies the General Management’s performance and compliance with the goals set when considering the Performance Reports and the approval of CPSA’s Financial Statements. Under the supervision of the Supervisory Committee, the General Management, together with the executive directors of the areas, managers, and the Company’s employees, has implemented a robust and effective internal control system under COSO (Committee of Sponsorship Organization of the Treadway) parameters and standards, so as to provide a reasonable safety degree regarding the pursuit of goals within the following categories: Efficacy and efficiency of operations; Reliability of the financial information and Compliance with laws, regulations and standards applicable.

All the financial origin information reviewed, discussed and approved by the Board of Directors is based on safety, reliability and robustness provided by COSO framework.

RP 4. The Board of Directors designs the structures and the practices of corporate governance, appoints the responsible one for its implementations, it monitors their effectiveness and suggests changes, should they be necessary.

The Company’s Board of Directors approved the CGS (Code of Corporate Governance, which includes the structures and practices of corporate governance), making the adaptations it considered necessary and appropriate; and it has annually considered the CGS Code, as the General Resolution No. 622/2013 of the Argentine Securities Commission (“CNV”).

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As per decided at the Board of Directors’ meeting on March 10, 2020, the Board of Directors has appointed the person to act as Manager of the Company’s Legal Counseling giving him the duties of Corporate Secretary of the Company, who will implement and monitor the effectiveness of the corporate governance practices. The Legal Counseling Manager is also the Head of Market Relations, under the terms of Law No. 26 831 and CNV Regulations.

The Corporate Secretary of the Company provides an annual presentation to the Board of Directors, which includes the proposed updates to the Code of Corporate Governance the Company (“CGS”), as well as the proposed text of the Annual Report of CGS set forth in RG CNV No. 797/19, which includes the advances on the matter, the updates and improvements proposed, based on the improvement opportunities internally detected and the observations made by the CNV. In addition, the Corporate Secretary assesses, with the different departments of the Company, compliance with the CGS, the CGS Report and the policies in force. The different administration and control bodies of the Company participate in such assessment when deemed necessary pursuant to the regulations in force.

RP 5. The members of the Board of Directors have enough time to exercise their duties professionally and efficiently. The Board of Directors and its committees have clear and formalized rules for its functioning and organization, which are spread through the Company’s website.

The members of the Board of Directors are recognized people in the business area and have extensive experience, as well as knowledge and proper professional training for the performance of their duties.

The members of the Board of Directors have a high level of attendance to the Board of Directors’ and Committee Meetings they participate in. The functioning rules of the Board of Directors are established in the Company’s Bylaws, which is published on the Company’s website and in the Argentine Business Entities Act.

http://investors.centralpuerto.com/template_files/1418/files/Estatutos-Sociales.pdf

Regarding the functioning of the Supervisory Committee, the Board of Directors approved the Supervisory Committee Internal Regulations on 9/5/2003, which is periodically reviewed and, if necessary, updated.

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B) CHAIR IN THE BOARD OF DIRECTORS AND CORPORATE SECRETARIAT

Principles

VI. The Chairman of the Board of Directors is in charge of ensuring effective compliance with the duties by Board of Directors and of leading its members. The Chairman must generate a positive work dynamics and promote the constructive participation of the Boards’ members, as well as ensuring the members count with the necessary elements and information for taking decisions. Such also applies to the Chairs of each Board of Directors’ Committee regarding the task under their scope.

VII. The Board of Directors’ Chairman shall lead processes and establish structures searching for commitment, objectivity and competition among members of the Board of Directors, as well as the improvement of the bodies’ functioning in its entirety and its evolution as per the needs of the company.

VIII. The Board of Directors’ Chairman shall ensure that the Board of Directors in its entirety is involved and responsible for the general manager’s succession.

RP 6. The Chairman of the Board of Directors is responsible for the good organization of the Board of Directors’ meetings, the preparation of the agenda -ensuring the collaboration form the rest of the members and ensuring that they receive the materials in a timely manner so that they can participate in an efficient and informed way in the meetings. The Committees’ Chairmen have the same responsibilities for their meetings.

CPSA’s Chairman, as per CGS, defines the Agenda for the Board of Directors’ Meetings, in which all the matters whose consideration has been requested by the general manager or other directors are included and/or required by the regulations in force.

The Chairman, through the Corporate Secretary of the Company, ensures that the Directors receive the information and the documentation necessary for the consideration and decision of the matters to be considered.

RP 7. The Board of Directors’ Chairman ensures the correct internal functioning of the Board of Directors through the implementation of formal procedures of annual assessment.

The Company has implemented an annual assessment process of the Board of Directors, based on a document which contains a form of self-assessment of the Board, related to the performance and functioning of the administration body of the Company. Each director must complete the form and send it for its assessment by the Corporate Secretary. Notwithstanding the foregoing, the Shareholders’ Meeting makes an annual assessment of the Board of Directors’ performance, presented in the Company’s Annual Report.

RP 8. The Chairman generates a positive and constructive working space for all the members of the Board of Directors and ensures they receive continuous training to keep updated and to comply with their duties correctly.

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The Chairman of the Board of Directors generates a positive and constructive working space for all the members of the Board of Directors. The directors of the Company, even outside the meetings of the Board, shall be kept informed about the business of the Company. To that end, they may have conversation with the Chairman, other directors, the General Manager and the internal and external auditors, being able to exchange different opinions and/or inquiries in such regard. Moreover, the directors revise the material they receive for the Board of Directors’ meetings so that they can prepare themselves in advance for the meetings and even make inquiries to the general management or to the different managers that correspond.

The training of the members of the Board of Directors is defined as needs in the Company appear, as well as needs regarding the directors’ role and responsibility. Such training may be entrusted to external counselors or internally to the Company’s personnel. As an example, during the period ended December 31, 2019, and 2021, the Directors received training regarding the Corporate Criminal Responsibility Act, and training on Compliance and Anticorruption, respectively.

RP 9. The Corporate Secretariat supports the Board of Directors’ Chairman in the effective administration of the Board and collaborates in the communication among shareholders, the Board of Directors and management.

In the meeting dated March 10, 2020, the Company’s Board of Directors appointed the Company’s Legal Counseling Manager as Corporate Secretary of CPSA, whose duty consists on assisting the Company’s Chairman in the effective administration of the Board of Directors, the performance of meetings, compliance with the functions established in the answer to RP 4.

Regarding shareholders, the Corporate Secretary is responsible for the Company’s complying with the regulations in force, particularly through the communication to the Market of the relevant facts and through making available the information and documentation in every Shareholders’ Meeting. The individual performing the Corporate Secretary’s duties is also responsible for Market Relations, acting in coordination with the Investor Relations Officer.

The Corporate Secretary acts also as a link between the Company’s Board of Directors and management, providing the Board and the Supervisory Committee with the information and the documentation required to all the areas of CPSA’s management, whether in-person, by telephone, email or videoconferences.

The Corporate Secretary collaborates with the Company’s Chairman and acts as link between this and the General Manager, in the coordination of CPSA’s Board of Directors’ Meetings both regarding call; periodicity; definition of the Agenda of each of the meetings, presenter of each matter, sending of information and documentation to directors and statutory auditor, attendance of directors and statutory auditors to meetings, quorum calculation and voting, drafting and sending of minutes to directors, recording to the corresponding Minutes Book and subsequent signature.

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Moreover, the Corporate Secretary is responsible for implementing and monitoring the corporate governance practices (see answer to RP 4), which includes the coordination and making the orientation plan for the new directors of the Company (see answer to RP 14).

RP 10. The Board of Directors’ Chairman ensures the participation of all its members in the development and approval of a succession plan for the Company’s General Manager.

The Company has as SOX regulation a Succession of Key Positions Plan which is approved by the General Manager, which includes a description of the task of each position, the name of the current position holder and a replacement with a description of the backgrounds which justify their appointment. The aim of this Succession Plan is to ensure the business continuity in case of an unplanned leaving of one of the holders of such positions, so as not to affect the normal course of operations. The successor may hold that position permanently or transitorily, but the continuity of the business is ensured with their participation.

The selection and assessment criteria of the executive directors of the areas and managers are based on a competence and goal-achieving scheme, and regarding the remuneration, a total remuneration is established, which is competitive in the Energy Market.

C) FORMATION, APPOINTMENT AND SUCCESSION OF THE BOARD OF DIRECTORS

Principles

IX. The Board shall count with adequate independence and diversity levels allowing it to take decisions in the best interest of the company, avoiding group thinking and individual or dominant group decision taking within the Board.

X. The Board of Directors shall ensure that the company counts with formal procedures for the proposal and nomination of candidates to fill positions in the Board within a succession plan.

RP 11. The Board has, at least, two members having an independent capacity as per the criteria in force established by the Argentine Securities Commission.

Currently, the Company’s Board of Directors has 3 (three) independent directors.

As it stems from the Bylaws, the Company’s direction and management shall be in charge of a Board of Directors formed by 11 (eleven) directors and the same or lower number of deputy directors, as the Shareholders’ Meeting may fix.

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In that regard, the following is established as the Company’s policy: that the independent directors’ proportion in the Board of Directors shall be, at least, one third of the total members of the Board of Directors.

RP 12. The Company has a Nominations Committee, which is formed by at least 3 (three) members and is led by an independent director. In case of leading the Nominations Committee, the Board of Directors’ Chairman shall abstain from participating in the appointment of its own successor.

The Company does not have a Nominations Committee since it considers that the proposal of authorities for election should not stem from the Company proper so as to make the election have an independence line. Therefore, it gives it shareholders the proposal duty over the list. This way, there are no suggestions from the Board that may influence in the Shareholders’ decision. Consequently, the election and appointment of the members of CPSA’s Board of Directors is reserved to the exclusive decision of its shareholders as per the Company’s Bylaws and the Argentine Business Entities Act No. 19 550.

RP 13. The Board of Directors, through the Nomination Committee, develops a succession plan for its members, which plan guides the candidates preselection procedure to fill positions and takes into consideration non-binding recommendations made by its members, the General Manager and Shareholders.

The shareholders choose Deputy Directors, which shall replace Directors as per the Company’s Bylaws and the provision of the Argentine Business Entities Act No. 19 550.

CPSA, both through the Employment Policy and the Code of Business Conduct, grants full equal job opportunities to people qualified to perform a task, without taking into account race, sex, religion or origin, or other differentiation factor beyond the ones determined by law. All persons complying with the eligibility requirements for the positions they aspire to shall have the same level of opportunities in all the aspects of the employment relationship, including recruitment, hiring, promotions, transfers, compensation levels, selection for training and development, and employment termination. CPSA is committed to promote gender and opportunity equality to promote diversity and integration of all the work team and personnel. Therefore, CPSA considers that diversity produces positive results at human level and a means to comply with its principles, such as integrity and team work. To that end, it expresses these values in its annual report and the Code of Corporate Governance so as to guide, but not influence, its Shareholders’ decisions. In line with the abovementioned, as stated in the previous item, the Company does not have a Nominations Committee proposing candidates so as not to influence through suggestions to Shareholders, who are in charge of making proposals to the Shareholders’ Meeting and approve them among their pairs with full independence from the Board of Directors and fully involved in carrying out the best election to guarantee -among them- the Company’s way, and ensuring the separate effective functioning of each corporate body.

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RP 14. The Board of Directors implements a guidance program for its new members elected.

In the meeting dated March 10, 2020, the Company’s Board of Directors approved a guidance plan for the new directors elected exercising their duties as Directors of the Company for the first time.

The Corporate Secretary is in charge of coordinating with the new directors, the date and hour in which the guidance plan shall commence in the Company’s offices. On such date, the new directors attending the Company’s address are received by the Company’s General Manager together with the Corporate Secretary and different executive directors of each area and/or managers of CPSA, who will consider the following matters:

a)	Information regarding the company’s structure and its organizational culture-
b)

Personal information of the directors so as to form the file of each of the new directors, being able to carry out the corresponding procedures before supervision entities, including but not limited to the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., the Buenos Aires Stock Exchange, Caja de Valores [Argentine Securities Central Depositary], Business Entities Registry for the City of Buenos Aires, the Security Exchange Commission, and any other competent supervisory entity.

c)

The Corporate Secretary informs on relevant aspects of Corporate Governance, such as the main items on the Code of Corporate Governance; general regulation on the functioning of the Board of Directors and Shareholders’ Meeting; the development of the Board of Directors’ meetings; the functioning of the Supervisory Committee; among others.

d)

The Environmental Counselor informs regarding the Quality (ISO 9001) and Environmental (ISO 14001) Management System. The necessary concepts for the improvement of the environment and of quality shall be informed so as to raise more awareness in the new directors on the Company’s policies regarding optimization of water, energy, paper and waste.

e)	The Health and Safety Area shall be the one informing the new officer regarding the precautions needed to avoid work accidents and shall deliver the Basic Health and Safety Standards.
f)

The Company’s Internal Auditor makes a general presentation on the existent control structure in the Company, as well as of the internal and external audit system. Moreover, it informs the general guidelines of the following documents: (I) Code of Business Conduct; (ii) the Integrity Plan; (iii) Anti-Fraud Policy; (iv) Insider Trading Policy; (v) Procedure for treatment of complaints.

g)	The Corporate Secretary shows the new directors the meeting room in which the Board of Directors’ Meetings shall be held and coordinates a tour around the plant.
h)

The Corporate Secretary evidences the delivery of the following documents to the Directors: (i) Bylaws, (ii) Code of Corporate Governance, (iii) Code of Business Conduct, (iv) Insider Trader Policy, (v) Anti-Fraud Policy, (vi) Treatment procedure of complaints to infringement of CDCE, (vii) Gift Policy, (viii) Policy of Relations with the Public Sector, (ix) Policy of hospitality and presents procedure, (x) Transactions Policy with Related Parties, and (xi) Integrated Policy of Environment, Quality and Occupational Safety. And

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i)

It is informed that the Company’s website includes such financial and non-financial information, and whose spreading is required by the Argentine Securities Commission; the Buenos Aires Stock Exchange, the Security Exchange Commission and the New York Stock Exchange.

The presentation of the new directors is made in the first Board of Directors’ meeting to which they attend.

D) REMUNERATION

Principles

XI. The Board of Directors must create incentives through remuneration in order to align Management – presided by the General Manager – and the Board of Directors itself with the long-term interests of the Company so that all Directors comply with their obligations regarding all the shareholders equally.

15. The Company has a Remuneration Committee formed by at least three (3) members. Members are completely independent or non-executive.

Nowadays, the Company has a Remuneration Committee, which is formed by the General Manager, the Human Resources Manager and the Chairman of the Board of Directors.

The remunerations of the members of the Company are fixed and updated, based on the evolution of inflation and the salaries in the general energy market. If an increase for performance is requested, the Remuneration Committee gathers and evaluates the application in order to define whether it is feasible based on the background.

The Remuneration Committee approves the actions regarding salaries and fixing of bonuses of any kind for the executive directors of the areas and managers and regarding salary or bonuses actions for the key positions in the Finance Area even though they are not executive directors of areas nor managers.

RP 16. The Board of Directors, through the Remuneration Committee, sets forth a remuneration policy for the General Manager and the members of the Board of Directors.

The fees of the Directors of the Company are approved during the Shareholders’ Meetings. The global amount of the fees in no case shall exceed the limits established by the Argentine Business Entities Act and CNV regulations.

The Board of Directors defines the advance payment of fees of Directors, and the percentage increase of the monthly remuneration of the General Manager, as this is different from the regular percentage adjustment for the Company’s employees.

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As established by the Code of Corporate Governance of the Company, the remuneration levels must be sufficient to lure and retain competent directors.

The remunerations of the members of the Company are fixed and updated based on the evolution of inflation and the salaries in the general energy market. If an increase for performance is requested, the Remuneration Committee gathers and evaluates the application in order to define whether it is feasible based on the background.

E) CONTROL ENVIRONMENT

Principles

XII. The Board of Directors must ensure the existence of a control environment, formed by internal controls developed by Management, internal audit, risk management, regulatory compliance and external audit, which sets forth the lines of defense necessary to ensure the integrity of the company’s operations and its financial reports.

XIII. The Board of Directors must ensure the existence of an integral risk management system, which enables Management and the Board of Directors to direct the company efficiently towards its strategic goals.

XIV. The Board of Directors must ensure the existence of a company or department (based on the size and complexity of business, the nature of its operations and the risks it faces) in charge of the internal audit of the company. This audit must be independent and objective in order to assess and audit the internal control, the corporate governing processes and the risk management of the company, and it must have clearly-established report lines.

XV. The Supervisory Committee of the Board of Directors shall be formed by qualified and experienced members and must comply with its duties in a transparent and independent manner.

XVI. The Board of Directors must establish proper procedures to safeguard the independent and effective performance of the External Auditors.

RP 17. The Board of Directors shall determine the level of risk that the company wants to face and it also supervises and ensures the existence of a comprehensive management risk system which identifies, evaluates and decides on the course of action and monitors the risks the company faces, including but not limited to, environmental, corporate risks and such risks inherent to the business in the short and long term.

The General Management of the Company, prior to the commencement of the Budget Process, carries out an analysis of the risks of the industry, including the consideration per occurrence probability and economic impact. It is delivered to Senior Management, who analyzes, proposes and discusses the content. Strategic, operational, financial, regulatory and compliance risks are reviewed. Once they are reviewed and discussed in person, a document is drafted with the analysis and final consideration from which the budget and the Annual Plan are prepared. The Board of Directors considers and approves the business Annual Plan, which is updated with the monthly presentation of the Company’s management reports.

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At least once during the fiscal period, the General Manager of the Company reviews and updates the Risks Stock and its consideration with Senior Management (Monitoring).

RP 18. The Board of Directors monitors and reviews the effectiveness of the independent internal audit and ensures the resources for the implementation of an annual audit plan based on the risks and a direct report line to the Supervisory Committee.

The Company has an internal audit department with a direct report line to the Supervisory Committee and General Manager. The Board of Directors delegates to the Supervisory Committee the activities of approval of an Annual Audit Plan, the monitoring of its implementation, its effectiveness, the allocation of resources for its performance. The Audit Plan sets forth audit and compliance activities which are carried out by the audit department, and it is prepared based on the risks considered by impact and occurrence probability.

Annually, the Board of Directors evaluates: a) the Annual Report for the previous period and b) the Action Plan for the ongoing period, both prepared by the Supervisory Committee.

RP 19. The internal auditor or the members of the internal audit department are independent and highly qualified.

All members of the internal audit department are professionals in the field of Economic Sciences and are highly qualified in the matters of internal audit, ethics, risk management and compliance. The Company has a training budget for the department and selects first-level entities and universities for the necessary training activities. In addition, all members of the internal audit department are members of the Internal Auditors Institute (IAIA) and the Argentine Association of Ethics and Compliance. The internal audit department is independent from Management and they report directly to the Supervisory Committee and General Management.

RP 20. The Board of Directors has a Supervisory Committee, which acts pursuant to its regulations. The Committee is mostly formed and presided by independent directors, and it does not include the General Manager. Most of its members have professional experience in the financial and accounting fields.

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The Board of Directors has a Supervisory Committee, which acts pursuant to its regulations duly approved by the Board of Directors and submitted before the CNV. Such regulations set forth the purpose of the Committee and its functions, which include among others: a) to provide their opinion regarding the appointment of external auditors to be hired by the Company and to safeguard their independence; b) to supervise the functioning of the internal control systems and the administrative-accounting system, as well as its reliability and to supervise all the financial information submitted before the CNV and the markets, pursuant to the applicable Informative Regime; c) to supervise the application of policies regarding the risk management of the Company; d) to provide their opinion regarding the reasonability of the fees and option plans proposals on the shares of CPSA directors and administrators made by the governing body; e) to provide their opinion regarding compliance with legal obligations and the reasonability of the conditions of the issue of shares and convertible securities into shares, in case of capital increase which excludes or limits the right of preference; f) to verify compliance with the applicable conduct regulations; g) to provide a justified opinion regarding the operations with related parties in the cases established by Law no. 26 381 and CNV Regulations and pursuant to the provisions set forth by the Policy of transactions by related parties; h) to provide a justified opinion pursuant to the provisions of CNV when there exists or there may exist a conflict of interest in the Company. Annually, the Supervisory Committee must prepare an Action Plan for the period under consideration, which must be approved by the Board of Directors of the Company.

The Supervisory Committee is formed by three directors, most of whom must be independent. One of the members of the Supervisory Committee is appointed financial expert.

RP 21. The Board of Directors, upon the opinion of the Supervisory Committee, approves a policy of selection and monitoring of external auditors, which establishes the indicators that must be considered when providing the recommendation to the Shareholders Meeting regarding keeping or replacing the external auditor.

The Supervisory Committee shall annually perform an evaluation of the commitment, the efficiency and independence of the work of the external auditor. Moreover, the Supervisory Committee considers if such services comply with SEC and CNV regulations.

The Supervisory Committee shall annually evaluate the commitment, efficiency and independence of the external auditor’s performance. This revision shall be made from the information provided by the different Managing departments of the Company, which interact with the external auditors and have the necessary knowledge in order to define their compliance based on the parameters exposed. Then, it will be presented as a report to the Supervisory Committee for the consideration of the Board of Directors.

The main indicators taken into consideration for such assessment are, among others, the general quality of the presentations to the Supervisory Committee, the presentation of key auditing matters, the identification and assessment of risks as the basis of the work performed, the nature, extension and opportunity of the auditing assessments performed (both control tests and balances tests), compliance with the dates agreed upon in the auditing planning and the issuance of reports, the results of the quality reviews to which the firm of the audits is subject, the background of the external audit firm (Big4) and the credentials of the signatory partner of the audit. In addition, it assesses the general planning of the tasks, the tasks performed in key areas, the main written communications between auditors and the Company’s officers, the results of their work and the conclusions and the criteria followed in relation to the key aspects of accounting and auditing.

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Regarding the independence of external auditors, the Supervisory Committee inquires the external auditors regarding their independence policies, which include, among others: (i) their independence policies based on the regulations of the International Federation of Accountants (IFAC), their processes and internal systems of independence confirmation, (iii) their policies of internal rotation, and (iv) the training of their professionals regarding independence.

F) ETHICS, INTEGRITY AND COMPLIANCE

Principles

XVII. The Board of Directors must design and establish appropriate structures and practices to promote a culture of ethics, integrity and compliance with the regulations that prevent, detect and address corporate failures or serious personal failures.

XVIII. The Board of Directors shall ensure the establishment of formal mechanisms to prevent, or otherwise, deal with any conflict of interest that may arise in the administration and management of the company. The company must have formal procedures that aim at ensuring that the transactions between related parties are carried out in the best interest of the company and the equal treatment of all its shareholders.

RP 22. The Board of Directors approves a Code of Ethics and Conduct which reflects the values and principles of ethics and integrity, as well as the culture of the company. The Code of Ethics and Conduct is communicated and applicable to all directors, managers and employees of the Company.

Integrity is understood as a key value for performing commercial activities. It expects all the personnel of the Company to act with loyalty, honesty, transparency and strictly complying with the legislation and the national and international regulations which apply to the Company. Therefore, the Company has developed an Integrity Plan, which has been duly approved by the Board of Directors. Nowadays, the Integrity Plan is formed by the Code of Business Conduct (CDCE), and different policies and procedures.

The CDCE is the result of good practices that the directors, managers, heads and the whole personnel must comply with in the course of business operations and the development of their activities. In that regard, the CDCE contains: a) general principles, including but not limited to: a) the relationship with clients, shareholders, suppliers and employees; and b) principles of individual behavior, which include: i) health and hygiene, industrial safety and environment; ii) safety of people, documentation and equity; iii) relationship between employees; iv) harassment; v) relationship between clients and suppliers; vi) relationship with public sector; vii) confidentiality; viii) intellectual and industrial property; ix) conflict of interest; x) privileged information; and xi) politics in the field of the Company; xii) employment of electronic means and systems of the Company; xiii) accounting records and procedures; xiv) fraud, acts contrary to the CDCE and the channel to report claims.

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Employees receive a printed copy of the CDCE and it is published both in the intranet of the Company and in the website of the Company. In the context of the Orientation Plan for new directors, a copy of the CDCE is provided.

RP 23. The Board of Directors establishes and periodically reviews the dimension and economic capacity of an Ethics and Integrity Plan based on the risks. Management visibly and unequivocally supports the Plan, and appoints an internal employee responsible for the development, coordination, supervision and evaluation of the Plan regarding its efficiency on a regular basis. The Plan establishes the following: (i) regular trainings for the directors, administrators and employees on matters of ethics, integrity and compliance; (ii) internal channels to report complaints, open to third parties and properly disseminated; (iii) a protection policy against retaliation; and an internal investigation system that respects the rights of the persons under investigation and imposes effective penalties to the breach of the Code of Ethics and Conduct; (iv) integrity policies in competitive processes; (v) mechanisms for the regular analysis of risks, monitoring and assessment of the Plan; and (vi) procedures that confirm the integrity and trajectory of third parties or business parties (including due diligence for the verification of irregularities, torts or the existence of vulnerability during corporate transformation and acquisitions), including suppliers, distributors, service providers, agents and brokers.

The Board of Directors establishes and periodically reviews the dimension and economic capacity of a Plan based on risks. The Board of Directors appoints an internal employee of the Company who is in charge of the development, coordination and supervision of the Plan as Compliance Officer. The Compliance Officer regularly reports to the Supervisory Committee about the progress of the Plan and its efficiency. From the approval of the Plan by the Board of Directors, the Compliance Officer is responsible for its coordination, supervision and compliance, and he shall report: (i) on a regular basis, to the Supervisory Committee regarding the follow-up of its implementation and any news about the compliance with the Plan; and (ii) to the Board of Directors, upon its request or when the circumstances require so.

The Supervisory Committee periodically requires from the Compliance Officer a report on the implementation of the Plan. Nowadays, this Plan is formed by a Compliance Risk Mapping and, in addition to the CDCE, different policies which include, among others: a) Anti-fraud Policy; b) Hospitality and presents Policy; c) Gifts Policy; d) Insider Trading Policy (use of proprietary information), e) Policy of relations with the public sector. Moreover, the Company has a Treatment Policy of Reports of Breach of the CDCE, which can be delivered through mailboxes installed in the Company, e-mail, intranet or through a hired service specialized in complaints management. A Training Program is part of the Plan.

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RP 24. The Board of Directors ensures the existence of formal mechanisms to prevent and deal with conflicts of interest. In the case of transactions between related parties, the Board of Directors approves a policy which establishes the role of each corporate body and defines how to identify, administer and disclose such transactions detrimental to the Company or just to some investors.

Through the CDCE, which is part of the Plan, the Company has implemented effective mechanisms to facilitate the prevention, handling and disclosure of conflicts of interest that may arise between shareholders, key executives, stakeholders and members of the Board of Directors, and among them. Directors may contract with the Company only in relation to the activities included in its corporate purpose and market conditions, pursuant to Law no. 26 831 and CNV regulations.

The Company has a Policy of Transactions with Related Parties, which has been approved by the Supervisory Committee. In addition, the Internal Audit area monitors compliance with the aforementioned policy, and in case an operation outside these parameters is detected, it is reported to the Supervisory Committee.

G) PARTICIPATION OF SHAREHOLDERS AND STAKEHOLDERS

Principles

XIX. The company must treat all its Shareholders equally. It must ensure equal access to non-privileged, relevant information for their decision-making at the Shareholder’s Meetings.

XX. The company must promote active participation and proper information to all the Shareholders, especially when deciding upon the Board of Directors.

XXI. The company must have a transparent Dividends Distribution Policy aligned with the strategy.

XXII. The company must take into consideration the interest of its stakeholders.

RP 25. The Company’s website discloses financial and non-financial information, providing equal and duly access to all its Investors. The website has a specialized area for Investors inquires.

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In addition to the duly widespread of the information, whose publication is required by the regulations in force, the Company publishes information through its website that complies with high standards of confidentiality and integrity and it tends to the conservation and record of information.

In addition, the website has all the relevant information, whose publication is required by the CNV, the Buenos Aires Stock Exchange, SEC, and the New York Stock Exchange (“NYSE”).

The Company’s website will be in charge of the Head of Investors Relations of CPSA. It will be updated upon the occurrence of events which require so, and it shall be the responsibility of each area to inform said circumstance which must be reported in the website of the Company.

This way, through its website, the Company ensures its shareholders equal access to non-privileged, relevant information for their decision-making at the Meetings of the Company. In addition, the website establishes proper mechanisms for the direct consultation from the community about any inquiry about the Company. Based on all the foregoing, each interested shareholder or investor may communicate the inquiries they deem necessary to the Investors Relations area via e-mail, telephone or a meeting in person. The Company has a specialized area to answer all the consultations from shareholders and other investors.

RP 26. The Board of Directors must ensure there is an identification and classification procedure of its stakeholders and a communication channel with them.

The Company has prepared an identification and classification procedure of its stakeholders and communication channels with them, based on the interest group.

RP 27. The Board of Directors provides to the Shareholders, prior to their Meeting, a “provisional information package” which enables Shareholders- through a formal communication channel – to make non-binding comments and to share dissenting opinions towards the recommendations made by the Board of Directors. At the moment of providing the definite information package, the Board of Directors must expressly decide on the comments received that are deemed necessary.

The Board of Directors guarantees at all times equal treatment among all shareholders. For that purpose, the Board of Directors safeguards the respect for the minority shareholders’ rights in compliance with the mechanisms set forth in the Argentine Business Entities Act and the regulations of the CNV, SEC and NYSE, which promote the attendance and participation of minority shareholders at the Shareholders’ Meetings. Therefore, all CPSA’s shareholders: a) have effective mechanisms to be represented at the Shareholders’ Meetings; b) have access to information of the Company, which is publicly available, in a duly and comprehensive fashion, through the different means established by the regulation, including its website www.centralpuerto.com. This website includes the updated information and the contact information available. This way, shareholders have sufficient information to consider, approve or reject the matters which are put for their consideration at the Shareholders’ Meetings.

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RP 28. The Company’s Bylaws enable Shareholders to receive the information packages for the Shareholders’ Meetings through virtual means and to participate in the Meetings via electronic means of communication which enable simultaneous transmission of sound, images and words, ensuring the principle of equal treatment of all participants.

In the Annual General Meeting and the Special Meeting on April 30, 2021, the amendment of the Company’s Bylaws was approved, by means of which the participation of the shareholders in the meetings may be in person or remote, ensuring the free access to the meetings of all shareholders with the right of voice and vote via a means of communication that enables the simultaneous transmission of sound, images and words, as long as all participants are identified and can follow the discussions and intervene in real time. The participants who attend by any of the means mentioned before shall be deemed present to all effects, including but not limited to, the determination of whether there is quorum present to hold the meeting.

RP 29. The Dividends Distribution Policy is in line with the strategy and clearly establishes the criteria, frequency and conditions under which the dividends distribution will be performed.

CPSA has a dividend policy which was approved by the Board of Directors on March 10, 2020. Pursuant to such document, the Policy establishes guidelines in order to maintain proper balance between the Company results, the amounts to be distributed as dividends, the available liquidity and the investment plans of the Company, so that a clear, transparent and consistent practice is established for all shareholders, potential investors and other stakeholders of the Company.

Once the guidelines for the dividends distribution established in Items 1 and 2 of the Policy are complied with, the Board of Directors will prepare a proposal for the dividends distribution for the consideration of the Shareholders’ Meetings. As a general rule, the Board of Directors will favor the efficient use of capital in its recommendations, so that it is aligned with the strategy of the Company. For that purpose, the Board of Directors carries out an assessment of several factors, including: operational results, the financial situation, the level of capital, development projects and investment and acquisition opportunities.

http://investors.centralpuerto.com/template_files/1418/files/CEPU-Politica-de-Dividendos.pdf

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Osvaldo Arturo Reca

Chairman

Central Puerto S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 21, 2022	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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